Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Acting executive vice presidents in Statoil

Tim Dodson (47) and Mads Grinrød (61) have been appointed as acting executive vice presidents in Statoil (OSE:STL, NYSE:STO), with responsibility for the business area Exploration & Production Norway (EPN), and the corporate staff function for health, safety and the environment (HSE) respectively.

Mr Dodson and Mr Grinrød will serve as members of the corporate executive committee with effect from 1 June 2007, when Nina Udnes Tronstad (HSE) and Terje Overvik (EPN) are to step down from the corporate executive committee and leave Statoil. This arrangement will continue until the planned merger with Hydro’s oil and gas business has been completed.

Mr Dodson has a degree in geology from the University of Keele in the UK and has been senior vice president for exploration in EPN since 2004. Previously he was vice president for the technology development arena and for the exploration arena in Technology. He also has broad managerial experience from Statoil’s geoscientific organisation and EPN, including as project manager and human resources manager for the Statfjord organisation. Prior to joining Statoil in 1985, Mr Dodson worked for Geoservices SA for five years.

Mr Grinrød has an engineering degree from the Norwegian Institute of Technology (NTH) and is at present Statoil’s senior vice president for safety. He has long and broad experience from Statoil, including as vice president for drilling and well technology, operations vice president for Sleipner, strategy vice president for EPN and vice president for Bergen operations. Before joining Statoil in 1973, Mr Grinrød worked in the petroleum department at the Norwegian Ministry of Trade and Industry.

Contact:
Jone Stangeland, vice president communication, tel: +47 91 56 68 69 (mobile)

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.